[SECUREALERT LETTERHEAD]

May 25, 2010

Mr. Larry Spirgel, Assistant Director
Ms. Celeste M. Murphy, Legal Branch Chief
Mr. John Zitko, Staff Attorney
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 3720
Washington, DC 20549

Via EDGAR and Federal Express

RE:	SecureAlert, Inc. SEC File No. 000-23153
Preliminary Consent Solicitation on Schedule 14A
Filed May 14, 2010

Dear Ms. Murphy and Messrs. Spirgel and Zitko:

This letter responds to the letter of the staff of the Commission (the “Staff”) dated May 21, 2010 (the “Comment Letter”), with regard to the above-referenced Preliminary Consent Solicitation on Schedule 14A (the “Schedule 14A”) filed by SecureAlert, Inc., a Utah corporation (the “Company” or “SecureAlert”), and contains the Company’s responses to the Staff’s comments.
For your convenience, the comments of the Staff from the Comment Letter have been restated and are followed by our responses.  This letter is filed by EDGAR.

General

1.
We note your response to comment one from our letter dated May 6, 2010 and your statement that you believe that you have complied with the disclosure requirements of Items 11(c) and (d) of Schedule 14A.  Please revise your preliminary proxy statement to provide the background of your Series D issuances, including but not limited to, the transactions in which the securities were issued, the terms of the securities of the Series D Preferred Stock, and the nature and approximate amount of consideration received by the registrant.  Further, state the reasons for the issuance and the general effect thereof upon the rights of existing security holders.  See Item 11 of Schedule 14A.

Response

We have revised the Schedule 14A to include the information requested by the Staff in this comment.  See, pages 5 to 9 of the Schedule 14A.

2.
We are unable to locate an amendment to the company’s Articles of Incorporation providing for the authorization of 250 million common shares listed in any exhibit lists to the company’s periodic reports filed since the company increased the number of authorized common to 175 million in July 2006.  Likewise, we are unable to locate any proxy or information statement relating to such an increase.  Please advise.

U.S. Securities and Exchange Commission
May 25, 2010

Response

A preliminary consent solicitation statement on Schedule 14A was filed by the Company via EDGAR on January 9, 2009 (Accession no. 0001096906-09-000029).  The definitive consent solicitation statement on Schedule 14A was filed on January 21, 2009 (Accession no. 0001096906-09-000051).  A copy of the proposed amendment was included in the solicitation statement.  However, by oversight, the filed amendment to the Articles of Incorporation was omitted from the exhibit list and exhibits filed with the Company’s Quarterly Report on Form 10-Q (filed May 18, 2009) in which the Company reported the action taken during the quarter ended March 31, 2009 by consent of the shareholders without a meeting under Part II, Item 4 of the Form 10-Q.  The Company has filed a Current Report on 8-K on May 25, 2010 to include the exhibit.  The exhibit lists in future filings will correctly include this amendment in the exhibit lists.

Background of the Proposed Amendment, page four

3.
We note your disclosure that there were approximately 35,825 shares of Series D Preferred Stock issued and outstanding as of the Record Date, convertible into approximately 214,950,000 shares of Common Stock.  The January closing of the Series D private placement and subsequent acquisition of Court Programs, Inc. appear to provide for the sale of only 25,807 shares of Series D preferred, convertible into 154,842,000 shares of common stock.  Please advise as to the use of the other outstanding Series D preferred stock.

Response

We have corrected the number of shares of Series D Preferred Stock outstanding as of the Record Date to reflect the number of 36,054 shares.  The disclosure in the revised Schedule 14A (pages 5 through 9) clarifies the purpose for authorizing the Series D Preferred Stock and the issuances made by the Company in the private placement.  All of the private placement issuances of Series D Preferred Stock, including those after the initial closing on January 13, 2010, have been primarily related to restructuring the debt of the Company and providing working capital.  The Series D Preferred Stock holders include accredited investors who converted outstanding debt of the Company into shares of Series D Preferred Stock and accredited investors who made cash purchases of Series D Preferred Stock. The debt conversions were made at a rate of one share of Series D Preferred Stock for each $1,000 of debt converted.  All cash purchases were made at a rate of $500 per share of Series D Preferred Stock. Affiliated investors paid or converted at the same price as non-affiliated investors. Additional information concerning the issuances of Series D Preferred Stock during the six months ended March 31, 2010 was included in the Company’s Quarterly Report on Form 10-Q filed May 17, 2010. As a result of these issuances for cash and exchange of debt after January 13, 2010, the total number of issued and outstanding shares of Series D Preferred Stock at the Record Date (May 10, 2010), was 36,054 shares.  The cash raised in the private placement of Series D Preferred Stock was and is being used by the Company for working capital.

U.S. Securities and Exchange Commission
May 25, 2010

4.
In connection with the preceding comment, we note your response to comment seven from our letter dated May 6, 2010.  Please revise the disclosure in this section to state whether or not you have plans, commitments, arrangements, understandings or agreements to issue any shares that will be made available pursuant to the proposed increase in authorized common stock.

Response

At the top of page four of the Schedule 14A as filed previously, the Company noted:  “Other than convertible senior debt, outstanding options or warrants (that are currently out of the money) and the Series D Preferred Stock which is convertible into shares of Common Stock, we have no current understanding, arrangement or agreement, oral or written, to issue stock for any purpose that would require an increase in the Company’s authorized Common Stock.”  We have revised this statement (at the bottom of page 3 and continuing to the top of page 4 of the Schedule 14A) to read as follows:

“Other than shares of Common Stock that may be issuable upon conversion of convertible senior debt, the exercise of outstanding options or warrants (that are currently out of the money) and conversion of issued and outstanding shares of the Series D Preferred Stock ~~which is convertible into shares of Common Stock~~, we have no current plans, commitments, ~~understanding,~~ arrangements, understandings or agreements to issue any shares that will be made available pursuant to the proposed~~, oral or written, to issue stock for any purpose that would require an~~ increase in the Company’s authorized Common Stock.”

Security Ownership of Certain Beneficial Owners and Management, page six

5.
We note your responses to comments four and five from our letter dated May 6, 2010.  However, as noted previously, your officers and directors both approved and participated in the Series D Preferred Purchase Agreement and, per the terms of such Purchase Agreement:

•	holders of the Series D vote as a class holding the equivalent of sixty percent (60%) of the issued and outstanding common shares, regardless of the number of common shares then outstanding, and

•	prior consent to increase the authorized capital of the company was obtained from each of the purchasers of the Series D Preferred.

As a result, it appears that such persons have acted as a group for the purpose of acquiring and holding the company’s securities (as set forth in Exchange Act Section 13(d)(3)), and should be included as a group for purposes of the beneficial ownership table.  Please revise your beneficial ownership disclosure as appropriate or provide an analysis as to why such revision is unnecessary.

U.S. Securities and Exchange Commission
May 25, 2010

Response

Section 13(d)(3) of the Exchange Act and Rule 13d-5(b)(1) thereunder, define a “group” as “two or more persons agree[ing] to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer.”  See Rule 13d-5(b)(1).  In SEC Interpretation, Exchange Act Section 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting C&DI 107.01, September 14, 2009, the SEC, interpreting the hiring of an investment advisor by a group of major shareholders stated, that a group exists when two or more persons agree “to act together for the common purpose or goal of holding their securities. . . . A shareholder will cease to be a member of the group when it no longer agrees to act together with the other group members for the purpose of holding the equity securities of the issuer.”  The SEC and courts have looked at various factors in determining group activity under Section 13(d). Among these factors are: communications between alleged group members regarding the company; a pattern of parallel actions by alleged group members over a relatively short and virtually concurrent period of time; one alleged group member’s shares being held in another member’s name; alleged group members providing funds and/or advice to other members; an alleged group member sending copies of his communications with the company to other alleged group members; and statements by alleged group members that they have the ability to influence management.  In addition courts have found that the following factors do not automatically suggest group activity: family relationships among investors; prior business relationships between alleged group members; each alleged group member hiring separate independent counsel to represent their interest; and sporadic communications evidencing little more than support.  See Roth v. Jennings, 489 F.3d 499 (2nd Cir. 2007) (collecting cases).

The officers and directors of the Company who participated in the Series D Preferred Stock private placement all did so by converting debt in exchange for shares of the securities offered.  As with the other investors in the offering, these individuals acted individually and for their own interests and not as a group.  There was no common purpose or goal among these individuals apart from their commitment to see the Company succeed. Any communications among these individuals regarding the Series D Preferred Stock issuance related strictly to their management role regarding the authorization and propriety of the Series D Preferred Stock issuance and the negotiation with the debt holders or cash investors regarding their acceptance of the terms offered by the Company.  The officers and directors did not share funds, nor did they advise one another regarding their individual investments in the Series D Preferred Stock. Each share of Series D Preferred Stock is held in each such individual’s own name.

The largest creditor of the Company among the directors and officers who participated in the private placement was our Chairman and CEO, David Derrick. As disclosed in the Company’s periodic reports and current reports filed with the Commission under the Exchange Act, Mr. Derrick has from time to time loaned the Company millions of dollars; without the financing provided through his loans and cash investments in the Company, the Company would certainly have failed.  As indicated in the beneficial ownership table in the Schedule 14A, Mr. Derrick’s ownership of Common Stock of the Company as of the Record Date totaled approximately 2.8 percent of the issued and outstanding shares.1  His conversion of $3,400,000 of debt owed to him by the Company resulted in his acquisition of approximately 9.4 percent of the total shares of Series D Preferred Stock issued in the private placement.  Four other officers and directors and one former director also participated in the private placement.  The combined ownership of the issued and outstanding Common Stock of the Company held by the four officers and directors as of May 10, 2010,2 totals 6,203,823 shares, or approximately 2.9 percent.3  On a fully-diluted basis, assuming (a) the conversion of all shares of Series D Preferred Stock, and (b) the exercise of all options and warrants, and (c) the conversion of all debt instruments held by these affiliates as of the Record Date (which total 27,860,767 shares of Common Stock), these affiliates would own approximately 35,662,590 shares of Common Stock, or approximately 13.8 percent of the issued and outstanding Common Stock.4  Concerning these holders of the Series D Preferred Stock, as well as all of the holders generally, there is no contract, understanding, arrangement or other relationship among these individuals regarding their purchase or acquisition of the Series D Preferred Stock.  They do not share or have any interest, pecuniary or otherwise, in the shares of stock, common or preferred, held by any other person. Their common voting rights are the same for the affiliated as they are for the non-affiliated purchasers of the Series D Preferred Stock, who hold in the aggregate more than 90 percent of the Series D Preferred Stock issued in the private placement. No one of them has any right to receive any profits or other benefits as a result of the ownership of securities by any of the other directors and officers who participated in the private placement.

U.S. Securities and Exchange Commission
May 25, 2010

Based on the foregoing facts, we believe that the individual officers and directors who opted to participate in the private placement did not act as or form a “group” for purposes of acquiring control of the Company or its securities. Section 13(d)(3) is aimed at providing detailed information to the investing public about persons acquiring beneficial ownership that could lead to a change in corporate control.  This underlying policy has no implication here.  Formation of a “group” was not necessary for these persons to acquire influence or control within the Company.  Each of these individuals is already considered to be a “control” person for purposes of Section 16 of the Exchange Act because of their status as a director or officer of the Company. The information regarding their individual ownership is included in the beneficial ownership table as a consequence of their “insider” or “control person” status. They did not authorize the issuance of the Series D Preferred Stock for purposes of acquiring control of the Company or conferring control to a particular group of investors.

1 The percentages of ownership of Common Stock include options, warrants and other rights to acquire Common Stock within 60 days of the date hereof held by the individual named.  The percentages of ownership of Series D Preferred Stock are based on the actual issued and outstanding shares as of the date hereof.

2 The former director and officer was James Dalton, who acquired 15 shares of Series D Preferred Stock in exchange for $150,000 of debt.  Those shares are convertible into 90,000 shares of Common Stock.  Mr. Dalton resigned from the Board on January 20, 2010 to pursue other interests.

3 Number of shares indicated reflects issued and outstanding shares only and does not include shares of Common Stock issuable upon exercise of options or conversion of Series D Preferred Stock or other convertible instruments.

4 Assumes exercise of options, warrants, and conversion rights totaling 35,662,590 shares and a total of 254,515,256 shares of Common Stock outstanding following such exercise.

U.S. Securities and Exchange Commission
May 25, 2010

Vote Required and Board Recommendation, page 6

6.
We reissue comment six from our letter dated May 6, 2010.  We note that, according to the Form 8-K filed on January 14, 2010, several of your current and past officers and directors participated in the private placement by converting a portion of outstanding indebtedness owed to them.

Please revise in order to disclose the names of all officers and directors who participated in the private placement and, with respect to the directors who participated, whether (and, if so, how) they considered any possible conflicts of interest in approving each of:

•	the agreements associated with the private placement,

•	the pricing terms of securities placed, and

•	the form of consideration to be accepted by those converting outstanding indebtedness.

We may have further comment.

Response

The disclosure has been revised at page six of the Schedule 14A to list the names of the officers and directors who participated in the private placement, and in the case of the directors, to disclose that the board considered the participation of the directors, in the amounts in which they participated on terms identical to the terms offered to non-affiliated investors, to be in the best interests of the Company, both because their participation reduced the liabilities of the Company and also sent the message to non-affiliated investors that the directors were willing to sustain the Company in this matter.  The agreements executed by the directors and officers were the same as the agreements executed by non-affiliated investors.  The pricing of the securities, including the rate of conversion of outstanding debt, was the same for the directors as for non-affiliated investors.  The disclosure in the Schedule 14A has been revised to clarify that the pricing of the Series D Preferred Stock (based on the conversion rate of 6,000 shares of Common Stock for one share of Preferred Stock) represented an acceptable discount to market for the cash investors ($0.08 per share of Common Stock compared to a market price of approximately $0.10 per share) and a premium to market for the conversion of debt (approximately $0.16 per share of Common Stock compared to the market price of $0.10 per share) at the time the series was authorized.  The form of consideration (conversion of debt or cash) was also treated the same for both insiders and non-affiliated investors.  The board considered these factors and determined that it would be appropriate for them to participate on terms that did not provide any advantage or benefit not otherwise available to the non-affiliated investors. The board further determined that the restructuring through the offer and sale of the Series D Preferred Stock was necessary in order to further the Company’s business interests.

U.S. Securities and Exchange Commission
May 25, 2010

Form 8-K filed on January 14, 2010

7.
We reissue comment nine from our letter dated May 6, 2010.  Our comment was directed to page four of the Form 8-K filed on January 14, 2010.  Please reconcile the amounts disclosed next to each purchaser’s name in the table on page four of the Form 8-K filed on January 14, 2010 with that contained in Exhibit 10.2 attached to the Form 8-K filed on January 14, 2010.

Response

Thank you for the clarification to this comment.  The discrepancy between Exhibit A and the list of investors in the body of the 8-K is due to three things: (1) a math error on Exhibit A, which resulted in the total number of shares listed as 15,416 rather than the correct number of 15,460; (2) the election of some of the debt holders listed on Exhibit A not to convert their debt and in one instance to convert subsequent to January 13, 2010; and (3) the decision by Mr. Derrick to increase the amount of debt he was willing to convert from $1,800,000 to $3,400,000.  We also note that the revised Schedule 14A contains updated and corrected amounts for the number of shares of Series D Preferred Stock as of the Record Date and in connection with the private placement.

By way of further explanation, we note that the Exhibit A was appended to the form of agreement delivered to the initial potential investors and it was anticipated by the Company that all of the debt holders listed on that schedule would convert at or before the initial closing in January.  Ultimately, as of January 13, when the first closing was held, some of the debt holders on the list on Exhibit A had not converted their debt. The Company included in the narrative of the Form 8-K a list of those debt holders (and cash investors) who had actually closed on their transactions as of the date of the report.

The form of Exhibit A listed six debt holders who had not executed exchange agreements as of January 13, 2010: Pottruck, E. Tennenhaus, S. Tennenhaus, D. Leybovich, B. Leybovich, and L. Leybovich (for a total of 1,074 shares).  (Pottruck, E. Tennenhaus, and S. Tennenhaus each converted his debt in exchange for Series D Preferred Stock subsequent to January 13, 2010.)  Mr. Derrick converted $3,400,000 rather than $1,800,000 listed on Exhibit A. This resulted in the issuance of an additional 1,600 shares of Series D Preferred Stock. Increasing the correct total on Exhibit A by 1,600 and reducing it by the 1,074 shares described above accounts for the difference of 526 shares between the number stated in the narrative of the Form 8-K and the corrected Exhibit A.

The number of shares of Series D Preferred Stock listed as issued as of January 14, 2010 in the narrative of the Form 8-K is correctly stated as 15,986 shares issued upon conversion of debt and 9,200 shares issued for cash.

On May 25, the Company filed a revised preliminary Schedule 14A in response to the Staff’s comments.  Marked copies of the revised preliminary Schedule 14A are enclosed with the hard copies of this letter, delivered to the Staff by overnight courier service.

U.S. Securities and Exchange Commission
May 25, 2010

The Company acknowledges in connection with the Company’s response herein and to the filings made as part of such response that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (801) 451-6141 if you have any further questions or need further clarification.

Thank you.

Sincerely,

SECUREALERT, INC.

/s/ John Hastings

John Hastings, III
President